UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409321106

(CUSIP Number)

John Caughey
CapGen Capital Group VI LP
280 Park Avenue
40th Floor West, Suite 401
New York, New York 10017
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 125,994,053
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 125,994,053
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,994,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%*
14.	Type of Reporting Person (See Instructions) PN
________________
*
The calculation of the percentage of outstanding shares is based on 684,684,995 shares of Common Stock (as defined herein) outstanding as of September 30, 2010 (after giving effect to the issuances of shares of Common Stock on September 30, 2010), as disclosed by the Issuer (as defined herein) to CapGen Capital Group VI LP (“CapGen LP”) on September 30, 2010, and assumes the exercise of the Warrants (as defined herein) by CapGen LP for 11,770,278 shares of Common Stock.

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 125,994,053
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 125,994,053
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,994,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%*
14.	Type of Reporting Person (See Instructions) OO
________________
*
The calculation of the percentage of outstanding shares is based on 684,684,995 shares of Common Stock outstanding as of September 30, 2010 (after giving effect to the issuances of shares of Common Stock on September 30, 2010), as disclosed by the Issuer to CapGen LP on September 30, 2010, and assumes the exercise of the Warrants by CapGen LP for 11,770,278 shares of Common Stock.

CUSIP No. 409321106
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 125,994,053
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 125,994,053
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,994,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%*
14.	Type of Reporting Person (See Instructions) IN
________________
*
The calculation of the percentage of outstanding shares is based on 684,684,995 shares of Common Stock outstanding as of September 30, 2010 (after giving effect to the issuances of shares of Common Stock on September 30, 2010), as disclosed by the Issuer to CapGen LP on September 30, 2010, and assumes the exercise of the Warrants by CapGen LP for 11,770,278 shares of Common Stock.

Item 1.              Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Hampton Roads Bankshares, Inc., a Virginia corporation (the “Issuer”).  The principal executive office of the Issuer is located at 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510.

Item 2.              Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group VI LP, a Delaware limited partnership (“CapGen LP”), (ii) CapGen Capital Group VI LLC, a Delaware limited liability company (“CapGen LLC”) and (iii) Mr. Eugene A. Ludwig.  The business address of each of the Reporting Persons is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

The principal business of CapGen LP is to invest in companies.

The principal business of CapGen LLC is to serve as the general partner of CapGen LP and to manage its investments.

The managing member of CapGen LLC is Mr. Ludwig. The present principal occupation of Mr. Ludwig is serving as a manager of CapGen LLC and various affiliated entities, and as a member of the management committees and investment committees of CapGen LLC and other affiliated entities and as Chief Executive Officer of Promontory Financial Group, LLC (“Promontory”) and Chairman and Chief Executive Officer of Promontory Interfinancial Network, LLC, among other related companies.  The principal business of Promontory is consulting related activities for global financial services companies.  The business address of Promontory is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004.

Mr. John Rose and Mr. Robert Goldstein, along with Mr. Ludwig, are the principal members of CapGen LLC (the “Principal Members”). The investment committee of CapGen LLC is comprised of Mr. John Sullivan, Mr. Alfred Moses and Mr. Edward Mathias (the “Investment Committee Members”) along with the Principal Members.  The business address of Messrs. Rose, Goldstein, Ludwig and Sullivan is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017.  Messrs. Ludwig, Rose, Goldstein, Sullivan, Moses and Mathias are United States citizens. The present principal occupation of Messrs. Rose and Goldstein is serving as members of the management committees and investment committees of CapGen LLC and other affiliated entities. The present principal occupation of Mr. Sullivan is serving as a member of the investment committees of CapGen LLC and other affiliated entities. The present principal occupation of Mr. Moses is serving as Senior Partner and Chief Operating Officer of Promontory.  The business address of Mr. Moses is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004. The present principal occupation of Mr. Mathias is serving as Managing Director and Partner of The Carlyle Group. The principal business of The Carlyle Group is investments in securities.  The business address of The Carlyle Group is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

CapGen LLC is the general partner of CapGen LP.  CapGen LLC is controlled by a management committee and an investment committee. The members of the management committee are the Principal Members. All decisions with respect to the voting or disposition of the shares of Common Stock, are made by the investment committee. The investment committee is comprised of the Principal Members and the Investment Committee Members, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein. All investment committee actions are effected with the consent of Mr. Ludwig, one additional Principal Member and a majority in interest of the Investment Committee Members.

None of the Reporting Persons, nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration

The aggregate funds used in connection with the purchase of 114,223,775 shares (the “Shares”) of Common Stock and warrants (the “Warrants”) to acquire up to 11,770,278 shares of Common Stock were $45,689,510 (the “Purchase Price”). The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

Item 4.              Purpose of Transaction

On August 11, 2010, the Issuer and CapGen LP entered into an  Amended and Restated Investment Agreement (the “Investment Agreement”) and a letter agreement (the “Letter Agreement”) pursuant to which CapGen LP agreed to purchase and the Issuer agreed to sell shares of Common Stock and warrants to acquire Common Stock.

On September 23, 2010, pursuant to the terms of the Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), among Goldman, Sachs & Co. (“Goldman”), as assignor, CapGen LP and C12 Protium Value Opportunities Ltd., as assignees, and the Issuer, Goldman assigned to CapGen LP Goldman’s right to acquire 3,000,000 shares of Common Stock under the terms of the Amended and Restated Securities Purchase Agreement (the “Purchase Agreement”), dated August 11, 2010, among the Issuer, Goldman and the other purchasers signatory thereto. Pursuant to the terms of the Assignment and Assumption Agreement, CapGen LP’s rights, title and interests in, and obligations with respect to such shares are governed by the terms of the Investment Agreement rather than the Purchase Agreement.

On September 30, 2010, pursuant to the terms of the Investment Agreement, the Letter Agreement and the Assignment and Assumption Agreement, CapGen LP purchased from the Issuer the Shares and the Warrants (the “Investment”) for investment purposes. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  On September 15, 2010, CapGen LP received approval from the Board of Governors of the Federal Reserve System (the “Fed”) to acquire up to 30% of the Common Stock, which approval expires on December 15, 2010.  To the extent CapGen LP has not increased its ownership to up to 30% of the Common Stock at that time, CapGen LP intends to seek one or more three-month extensions of such approval from the Fed. If such extension or extensions are not granted, then CapGen LP would need further approvals from the Fed to acquire additional shares of Common Stock after the later of (i) December 15, 2010 and (ii) the expiration of any extension granted by the Fed.  In addition, CapGen LP would need further approvals from the Fed to increase its ownership of Common Stock in excess of 30% of the class.

To the extent permitted by the Investment Agreement, the Warrants and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, or dispose of shares of Common Stock or the Warrants (including, without limitation, distributing some or all of the shares of Common Stock or the Warrants to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable), from time to time, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Pursuant to the terms of the Investment Agreement, so long as CapGen LP owns in aggregate 20% or more of the number of shares of Common Stock purchased by CapGen LP pursuant to the Investment Agreement (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization) (the “Qualifying Ownership Interest”), CapGen LP is entitled to designate (i) one person (the “Designated Director”) for election to the board of directors of the Issuer at each annual meeting of the Issuer and (ii) one person (an “Observer”) to attend meetings of the Issuer’s board of directors (including any meetings of committees thereof which the Designated Director is a member) in a nonvoting capacity.  On October 4, 2010, the Issuer appointed Mr. Robert Goldstein to the board of directors as the Designated Director.

The foregoing references to and descriptions of each of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement and the Purchase Agreement, which are attached hereto as Exhibits 2, 3, 4 and 5, respectively, and which are incorporated by reference to this Item 4.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.              Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	125,994,053	18.1%	125,994,053	0	125,994,053	0
CapGen Capital Group VI LLC	125,994,053	18.1%	125,994,053	0	125,994,053	0
Eugene A. Ludwig	125,994,053	18.1%	0	125,994,053	0	125,994,053

*
The calculation of the percentage of outstanding shares is based on 684,684,995 shares of Common Stock outstanding as of September 30, 2010 (after giving effect to the issuances of shares of Common Stock on September 30, 2010), as disclosed by the Issuer to CapGen LP on September 30, 2010, and assumes the exercise of the Warrants by CapGen LP for 11,770,278 shares of Common Stock.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 6.              Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

On August 11, 2010, CapGen LP entered into the Investment Agreement and the Letter Agreement with the Issuer, and on September 23, 2010, CapGen entered into the Assignment and Assumption Agreement, pursuant to which, on September 30, 2010, CapGen LP acquired the Shares and the Warrants in exchange for the Purchase Price.   111,223,775 Shares were acquired pursuant to the Investment Agreement, 3,000,000 Shares were acquired pursuant to the Assignment and Assumption Agreement and the Warrants were acquired pursuant to the Letter Agreement.

Investment Agreement

The Investment Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to CapGen LP relating to, among other things, the Issuer, its business and the issuance of the Shares and the Warrants.

Board Representation.  So long as CapGen LP owns securities representing the Qualifying Ownership Interest, CapGen LP is entitled to designate (i) one person for election to the board of directors of the Issuer at each annual meeting of the Issuer and (ii) one person to attend meetings of the Issuer’s board of directors (including any meetings of committees thereof which the Designated Director is a member) in a nonvoting capacity.  On October 4, 2010, the Issuer appointed Mr. Robert Goldstein to the board of directors as the Designated Director.

Preemptive Rights.  For so long as CapGen LP owns securities representing the Qualifying Ownership Interest, at any time that the Issuer proposes to make any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (any such security, a “New Security”) (other than the issuance and sale of securities in connection with the Rights Offering (as defined below) or other specified exceptions), CapGen LP will first be afforded the opportunity to acquire from the Issuer for the same price (net of any underwriting discounts or sales commissions) and on the same terms (except that, to the extent permitted by law and the Issuer’s articles of incorporation and by-laws, CapGen may elect to receive such securities in nonvoting form, convertible into voting securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable it to maintain its proportionate Common Stock-equivalent interest in the Issuer immediately prior to any such issuance of New Securities.

Most-Favored Nation.  Until completion of the Rights Offering, neither the Issuer nor any of its subsidiaries may enter into any additional agreements, or modify any existing agreements or transaction documents related to the issuance of the Shares and the Warrants, with any existing or future investors in the Issuer or any of its subsidiaries that have the effect of establishing rights or otherwise benefiting such investor in a manner more favorable in any material respect to such investor than the rights and benefits established in favor of CapGen LP by the applicable transaction documents, unless, in any such case, CapGen LP is given a copy of such additional or modified agreement and has been offered the opportunity to receive such rights and benefits of such additional or modified agreement within 60 days of the execution of such additional agreement.

Registration Rights.  The Issuer has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement, within 15 days after September 30, 2010, the closing of the Investment, a shelf registration statement covering the Shares and the Warrants and any equity securities issued or issuable directly or indirectly with respect to the Shares and the Warrants (the “Registrable Securities”), and to keep such shelf registration statement continuously effective and in compliance with the Securities Act of 1933 (the “Securities Act”), as amended, and usable for resale of such Registrable Securities until the time as there are no such Registrable Securities Remaining.

In addition, CapGen LP has the right, by written notice given to the Issuer, to request, at any time and from time to time during such periods when a shelf registration statement covering all of the Registrable Securities is not existing and effective, that the Issuer register under and in accordance with the Securities Act all or any portion of the Registrable Securities designated by CapGen LP. The Investment Agreement also grants CapGen LP customary piggy back registration rights in the event the Issuer proposes to register any of its securities, whether or not for its own account.

The Investment Agreement further provides that the Issuer will prepare and file with the SEC registration statements permitting the sale and distribution in an underwritten offering of up to that number of Registrable Securities equal, in each case, to 25% of the Registrable Securities outstanding as of September 30, 2010, (i) first, as soon as practicable after September 30, 2011 (the “First Secondary Offering Registration”) and (ii) second, as soon as practicable after the date twelve months after the closing of the First Secondary Offering Registration.

Rights Offering.  Pursuant to the terms of the Investment Agreement, as promptly as practicable following the closing of the Investment, the Issuer is obligated to distribute to each holder of record of Common Stock, including any holder who received Common Stock in the Issuer’s exchange of shares of its Series A Preferred Stock and Series B Preferred Stock for Common Stock as of the close of business on September 29, 2010 non-transferable rights (the “Rights”) to purchase newly issued shares of Common Stock for $0.40 per share (the “Rights Offering”).  In the aggregate, the Rights Offering will provide for the purchase of between $20 million and $40 million worth of Common Stock, with the amount determined at the Issuer’s discretion. CapGen LP will not be issued any Rights in the Rights Offering; however, in the event the Rights Offering is not fully subscribed, CapGen LP and certain other investors have agreed to purchase those shares of Common Stock not purchased pursuant to the Rights Offering (the “Rights Offering Backstop”). CapGen LP has agreed to purchase any unsubscribed shares offered in a Rights Offering of up to $20 million. If the Issuer makes a Rights Offering in excess of $20 million, unsubscribed shares in excess of such amount will be purchased pro rata by certain investors who have entered into similar investment agreements with the Issuer, including CapGen LP.

Assignment and Assumption Agreement

Pursuant to the terms of the Assignment and Assumption Agreement, Goldman assigned to CapGen LP its right to purchase 3,000,000 shares of Common Stock under the Purchase Agreement. As described above, CapGen LP’s rights, title and interests in, and obligations with respect to such shares, which were purchased and included in the Shares, are governed by the terms of the Investment Agreement rather than the Purchase Agreement.

Warrants

As part of the Investment and pursuant to the Letter Agreement, on September 30, 2010, the Issuer issued to CapGen LP (i) a warrant (the “1.0% Warrant”) to purchase up to 7,846,852 shares of Common Stock at an exercise or strike price of $0.40 per share and (ii) a warrant (the “0.5% Warrant”) to purchase up to 3,923,426 shares of Common Stock at an exercise or strike price of $0.40 per share.

The Warrants include, among other provisions, the following terms:

No Rights as Stockholders. The Warrants do not entitle CapGen LP to any voting rights or other rights as a stockholder of the Issuer prior to the date of exercise thereof.

Adjustments and Other Rights. Each Warrant contains customary provisions adjusting the exercise price and/or the number of shares of Common Stock issuable upon exercise of such Warrant in the event of stock splits, subdivisions, reclassifications or combinations, issuances of shares of Common Stock or convertible securities without consideration or at a consideration per share of Common Stock that is less than the applicable exercise price, certain other distributions with respect to the Common Stock, or pro rata repurchases of Common Stock.

Term. The 1.0% Warrant is exercisable, in whole or in part by CapGen LP, at any time or from time to time after September 30, 2010, but in no event later than 5:00 p.m., New York City time on September 30, 2020. The 0.5% Warrant is exercisable, in whole or in part by CapGen LP, at any time or from time to time after the earlier of (i) the written stay, modification, termination or suspension by the Fed or the Federal Reserve Bank of Richmond or its delegee and the Virginia Bureau of Financial Institutions (the “BFI”) of the Issuer’s written agreement with the Federal Reserve Bank of Richmond and the BFI, dated as of June 9, 2010, and (ii) the occurrence of a sale event (as defined in the 0.5% Warrant), but in no event later than 5:00 p.m., New York City time on September 30, 2020.

*   *   *

The foregoing references to and descriptions of each of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement, the 1% Warrant and the 0.5% Warrant and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement, the 1% Warrant and the 0.5% Warrant, which are attached hereto as Exhibits 2, 3, 4, 5, 6 and 7, respectively, and which are incorporated by reference to this Item 6.

On October 4, 2010, Mr. Goldstein was appointed to the board of directors of the Issuer. The Reporting Persons disclaim their potential status as directors by deputization by virtue of Mr. Goldstein’s position on the board of directors of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.              Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated October 12, 2010, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig
Exhibit 2
Amended and Restated Investment Agreement, dated August 11, 2010, between Hampton Roads Bankshares, Inc. and CapGen Group VI LP (incorporated by reference to Exhibit 10.2 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on August 17, 2010)

Exhibit 3
Letter Agreement, dated August 11, 2010, between Hampton Roads Bankshares, Inc. and CapGen Group VI LP (incorporated by reference to Exhibit 10.7 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on August 17, 2010)

Exhibit 4
Assignment and Assumption Agreement, dated September 23, 2010, among Goldman, Sachs & Co., CapGen Capital Group VI LP, C12 Protium Value Opportunities Ltd. and Hampton Roads Bankshares, Inc. (incorporated by reference to Exhibit 10.1 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on September 23, 2010)

Exhibit 5
Amended and Restated Securities Purchase Agreement, dated August 11, 2010, among Hampton Roads Bankshares, Inc. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.4 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on August 17, 2010)

Exhibit 6	Warrant to Purchase 7,846,852 Shares of Common Stock, dated September 30, 2010, issued by Hampton Roads Bankshares, Inc. to CapGen Capital Group VI LP
Exhibit 7	Warrant to Purchase 3,923,426 Shares of Common Stock, dated September 30, 2010, issued by Hampton Roads Bankshares, Inc. to CapGen Capital Group VI LP

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2010

CAPGEN CAPITAL GROUP VI LP

By:	CAPGEN CAPITAL GROUP VI LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 1	Joint Filing Agreement, dated October 12, 2010, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig
Exhibit 2
Amended and Restated Investment Agreement, dated August 11, 2010, between Hampton Roads Bankshares, Inc. and CapGen Group VI LP (incorporated by reference to Exhibit 10.2 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on August 17, 2010)

Exhibit 3
Letter Agreement, dated August 11, 2010, between Hampton Roads Bankshares, Inc. and CapGen Group VI LP (incorporated by reference to Exhibit 10.7 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on August 17, 2010)

Exhibit 4
Assignment and Assumption Agreement, dated September 23, 2010, among Goldman, Sachs & Co., CapGen Capital Group VI LP, C12 Protium Value Opportunities Ltd. and Hampton Roads Bankshares, Inc. (incorporated by reference to Exhibit 10.1 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on September 23, 2010)

Exhibit 5
Amended and Restated Securities Purchase Agreement, dated August 11, 2010, among Hampton Roads Bankshares, Inc. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.4 to Hampton Roads Bankshares’ Current Report on Form 8-K filed with the SEC on August 17, 2010)

Exhibit 6	Warrant to Purchase 7,846,852 Shares of Common Stock, dated September 30, 2010, issued by Hampton Roads Bankshares, Inc. to CapGen Capital Group VI LP
Exhibit 7	Warrant to Purchase 3,923,426 Shares of Common Stock, dated September 30, 2010, issued by Hampton Roads Bankshares, Inc. to CapGen Capital Group VI LP